FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2002.
Total number of pages: 44.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-

Information furnished on this form:

EXHIBITS

Exhibit Number		Page Number

1.	[Consolidated Results of Operations—Second quarter, fiscal year ended March 2003]	1

2.	[Quarterly Financial Highlights—Year ended March 2002]	36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:    November 1, 2002

NOMURA

Consolidated Results of Operations

(US GAAP)

Second quarter, fiscal year ended March 2003

Nomura Holdings, Inc.

October 2002

Outline of the Presentation

- **Financial Summary**

- **Review of Businesses**
  - Segment Information
  - Domestic Retail
  - Global Wholesale
  - Asset Management
  - Non-interest Expenses

- **Appendix**

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2002 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is not subject to audit.

2

NOMURA

Consolidated Financial Summary
Six months ended September 30, 2002

Semi Annual Results (billions of yen)

Net revenue	283.4 (up 18%*)
Non-interest expenses	242.8 (down 33%*)
Income before income taxes	40.6 (N.M.)
Net income	131.1** (N.M.)
Total assets	18,963.6 (up 1,205.3***)
Total shareholders' equity	1,732.6 (up 127.7***)
Leverage	10.9 times (11.1 times)
ROE	9.1%**

Second Quarter (billions of yen)

Net revenue	140.7 (up 112%*)
Non-interest expenses	118.5 (down 51%*)
Income before income taxes	22.3 (N.M.)
Net income	13.2 (N.M.)
ROE	9.5%**

* YOY comparison excludes income and expenses related to PFG entities
** Includes cumulative effect of accounting change on a pro rata base
*** Compared with corresponding items as of March 31, 2002

3

NOMURA

Review of Businesses

- Segment Information (P5)
- Domestic Retail (P6-9)
- Global Wholesale (P10-13)
- Asset Management (P14-15)
- Non-interest Expenses (P16-17)

Segment Information

Income before Income Taxes by Segment

(Billions of yen)
95
75
55
35
15
-5
1Q
2Q
02.3 (1/2)
TOTAL
(Six-month total)
Up 152%
10.4
6.1
-4.3
15.3
1.4
13.9
10.2
Down 3%
46.9
24.6
22.3
45.5
9.0
36.5
95.6
Down 66%
7.1
2.2
4.9
2.4
1.3
1.1
5.1
02.3 1H
03.3 1H
02.3 (1/2)
Domestic Retail
Global Wholesale
Asset Management

We introduced certain methodologies to allocate Headquarter's expenses to our three business segments effective April 1, 2002. We create global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. Had we not applied the current methodologies for the six months ended September 30, 2002, income before income taxes for Domestic Retail, Global Wholesale and Asset Asset Management would have been ¥ 19,388, ¥ 49,905 and ¥ 2,768 million, respectively.

5

Domestic Retail (1)

Commissions (25.7 billion yen, up 28%)

- Stock Brokerage Commissions (10.2 billion yen, down 21%)
  - Individual Equity Agency Transaction Value* (monthly average)
    - 3.9 trillion yen, up 15%
- Commissions for Investment Trust Distribution** (6.1 billion yen, up 32%)
  - Long-term Bond Investment Trust (redemption commission)**
    - 4.2 billion yen, up 111%
  - Equity Investment Trust Commission**
    - 1.8 billion yen, down 33%
  - Domestic Distribution Volume of Investment Trusts
    - 2.5 trillion yen (down 64%)
      - Bond investment trusts: 1.8 trillion yen, down 71%
      - Equity investment trusts: 0.3 trillion yen, up 9%
      - Foreign investment trusts: 0.4 trillion yen, up 45%
- Variable Annuity Insurance
  - Outstanding Variable Annuity Insurance Contracts
    - 105.3 billion yen (end of Sept.)

Sales Credit (17.8 billion yen, up 45%)

- Strong demand for MTNs and foreign currency bonds

Investment Trust Administration Fees and Other (7.7 billion, down 42%)

- Decrease of Client Assets in Long-term Bond Investment Trust due to Yield Decline
  - Change of accounting methods for bond-type investment trusts
  - End of Sept. 2002: 4.8 trillion yen, down 23%

Fees from Investment Banking (4.8 billion yen, down 10%)

- Sluggish equity underwriting business

Net Revenue

(Billions of yen)
70
60
50
40
30
20
10
0
Up 11%
51.3
0.5
12.3
13.2
5.3
20.0
12.9
56.7
0.8
17.8
7.7
4.8
25.7
10.2
57.3
0.8
15.4
13.3
3.5
24.4
15.4
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)
Net interest revenue
Sales credit
Investment trust administration fees and other
Fees from investment banking
Commissions
Retail stock brokerage comissions

* Three major exchanges = Tokyo, Osaka, Nagoya

** Nomura Securities

6

Domestic Retail (2)
Revenue Breakdown (approx figs.)

Variable annuity insurance
Investment trusts (administrations fees)
Investment trusts (distributions fees)
Equities
Bonds
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14%
24%
52%
10%
30%
16%
40%
15%
24%
13%
35%
28%
8%
15%
13%
29%
36%
FY00.3
FY01.3
FY02.3
FY03.3 2Q

7

Domestic Retail (3)
Client Assets / Net Asset Accumulation (excluding financial institutions)

- Client Assets (Domestic Retail Division, excluding financial institutions)

(Trillions of yen)
35
30
25
20
15
10
5
0
31.5
31.6
28.4
28.9
29.3
28.1
0.1
0.2
0.6
6.9
3.3
5.3
15.7
0.7
10.2
2.5
5.5
13.0
0.7
9.3
2.1
5.8
10.9
0.8
8.4
2.4
6.7
11.1
0.8
7.9
2.4
7.3
11.4
0.9
6.6
2.2
7.7
10.6
Mar. 00
Mar. 01
Sep. 01
Mar. 02
Jun. 02
Sep. 02
Equities
Stock investment trusts
Overseas mutual funds
Bonds (including CB, WB)
Bond investment trusts
Other

Variable annuity insurance is included in 'Other.'

- Net Asset Accumulation (monthly average)

(Billions of yen)
800
700
600
500
400
300
200
100
0
727.1
457.9
115.0
181.7
166.1
98.8
01.1H
01.2H
02.1H
02.2H
03.1Q
FY03.2Q

Net Asset Accumulation: Gap between inflow and outflow of assets

8

Domestic Retail (4)
(Target Markets)

■ Multiplier effect resulting from pursuing business in both the individual client and corporate and public sector markets

Domestic Retail Division
Individual Market
High-net-worth
Asset Builders
Employees Investment Plan Market
Employee Stock Ownership Plan
Corporate & Public Sector Market
• Regional listed companies
• Regional financial institutions
• Medium sized enterprises
• Corporates
• Local government entities

9

Global Wholesale (1) Fixed Income

Point

- Foreign Currency Bonds and MTNs
  - ✓ FHLB Global Dollar Issue – US$3 billion
  - ✓ Foreign Currency Bond for Retail Investors*
    - ➢ FY03.03 1Q 275.2 billion yen
    - ➢ FY03.03 2Q 249.4 billion yen (up 55% YOY)
      - -- Common Wealth Bank of Australia A$1.4 bil. (91.2 billion yen)
      - -- Landwirtschaftliche Rentenbank EUR400 mil. (46.5 billion yen)
- Domestic Bond
  - ✓ Japan Highway Public Corporation FRN - 85 billion yen
- Securitized Products**
  - ✓ Nissay Fund Special Purpose Co., Ltd. Specified Bonds 150 billion yen
  - ✓ Dai-ichi Life Kikin Tokutei Mokuteki Kaisha Specified Bonds 80 billion yen

Net Revenue
(Billions of yen)
35
30
25
20
15
10
5
0
23.2
32.5
22.7
Up 40%
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)

* Total offering amount lead managed by Nomura converted into yen

** Joint lead manager

10

Global Wholesale (2) Equity

Point

- Sluggish Equity Market
  - ✓ Equity Agency Transaction Value*
    29.2 trillion yen (monthly average), down 5%
  - ✓ Decrease in block trades due to share price decline

- Net Gain on Equity Trading (Nomura Securities)

(Billions of yen)
70
60
50
40
30
20
10
0
65.5
38.5
10.1
51.7
21.6
28.8
14.7
31.9
10.2
8.5
FY01.3 1Q
3Q
FY02.3 1Q
3Q
FY03.3 1Q

Net Revenue

(Billions of yen)
40
35
30
25
20
15
10
5
0
35.9
12.4
31.3
Down 66%
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)

* Three major exchanges = Tokyo, Osaka, Nagoya

11

Global Wholesale (3) Investment Banking

Point

- IPO, PO*
  - IPO — Market: 109.2 billion yen, down 58%; Nomura: 9.7 billion yen, down 82%
  - PO — Market: 236.8 billion yen, down 36%; Nomura: 109.7 billion yen, down 24%
  - Major Issues
    - Bank of China,Yamada Denki CB, Fukuoka Bank share offering, etc.
- Advisory Business
  - Major Deals
    - Roche - Chugai TOB agent
    - Fujita listing
- Nomura's Profile**
  - Ranking: No. 1
  - Number of deals: 96
  - Value: US$ 15.4 billion
  - Market share: 32%

Net Revenue

(Billions of yen)
25
20
15
10
5
0
Up 13%
14.5
16.5
22.1
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)

Sources: *Nomura Securities, 2003.3 2Q pricing day base

**Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2002 – Sep. 2002)

Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking. As such, revenue from Merchant Banking is included in Investment Banking figures for 1H FY2002.3.

12

NOMURA

Global Wholesale (4) Merchant Banking*

Point

- Exposure in merchant banking business
  - ✓ Terra Firma I 265.8 billion yen
  - ✓ NPF 12.8 billion yen

(Billions of yen)
NPF
Terra Firma I
350
300
250
200
150
100
50
0
2.0
314.8
16.1
265.7
12.7
259.3
12.8
265.8
2001.3
2002.3
2003.3 1Q
2Q

Net Revenue

(Billions of yen)
35
30
25
20
15
10
5
0
-5
-10
N.A.
-6.0
33.9
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)

*Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking.

13

Asset Management (1)

Point

- New Funds
  - ✓ Nomura CRF
  - ✓ 13 new funds launched for DC pension funds & variable annuity insurance
- Assets Under Management of NCRAM
  - ✓ Sept. 30, 2001 - US$2.5 billion
  - ✓ Sept. 30, 2002 - US$3.8 billion (up 55% YOY)
- Assets Under Management of Main Foreign Currency Bond Funds

(Billions of yen)
180
160
140
120
100
80
60
40
20
0
172.8
154.6
107.7
68.0
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02
Jun.02
Sep.02
U.S. Preferred Securities Open
Asset Backed Securities Open
Nomura Bond & Loan Fund
Asset Backed Securities Fund

Net Revenue

(Billions of yen)
14
12
10
8
6
4
2
0
Down 2%
10.5
10.3
11.8
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)

14

Asset Management (2)

Assets Under Management (NAM)

(Trillions of yen)
Stock investment trusts
Bond investemnt trusts
Investment advisory
Others
25
20
15
10
5
0
19.9
0.1
5.6
10.7
3.5
21.0
0.2
4.9
13.3
2.6
19.8
0.2
4.4
12.9
2.4
18.2
0.2
4.5
10.4
3.2
17.1
0.2
4.1
9.2
3.6
15.6
0.2
3.9
8.3
3.3
Mar. 00
Mar.01
Sep.01
Mar.02
Jun.02
Sep.02

Market Share (NAM)

Bond investment trusts
Total public investment trusts
Stock investment trusts
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
28%
35%
30%
40%
39%
39%
26%
30%
27%
33%
33%
31%
21%
18%
18%
21%
23%
20%
Mar.00
Mar.01
Sep.01
Mar.02
Jun.02
Sep.02

Source: The Investment Trusts Association, Japan

15

Non-Interest Expenses* (1)

Point

- Compensation and Benefits
  57.7 billion yen, down 27%
  - Down 4% YOY excluding special charge of 18.9 billion yen for withdrawal from multi-employer' pension
- Information Processing and Communications
  19.2 billion yen, up 2%
- Business and Development Expenses
  7.8 billion yen, down 2%
- Other expenses (of which special losses)
  13.7 billion yen, down 88% (1.1 bil. yen)
  - Impairment accounting of JAFCO share: 92.4 billion yen last fiscal year
- Fixed Cost Coverage Ratio
  1H 2003.3 38%
  - Fixed-type expenses: 128.2 billion yen
  - Asset management related fees: 48.2 billion yen

Other (special losses)
Other
Business and development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(Billions of yen)
250
200
150
100
50
0
239.4
93.4
21.0
7.9
13.9
18.8
5.3
79.0
Down 20%
(excluding special losses)
118.5
12.6
1.1
7.8
14.5
19.2
5.6
57.7
166.0
23.7
18.4
6.7
14.7
20.0
5.2
77.3
FY02.3 2Q
FY03.3 2Q
FY02.3 (1/4)

* Excludes expenses related to PFG entities (484.4 bil. yen for FY02.3)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, business development expenses, expenses associated with rental income, other

** Fixed-type expenses: Guaranteed bonus, depreciation, real estate related expenses and others
Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments

16

Non-Interest Expenses (2)

■Compensation and Benefit*

- ✓ Fixed-type expenses: 35.3 billion yen
- ✓ Variable-type expenses: 22.4 billion yen

Compensation and Benefit**

(Billions of yen)
Fixed-type
Variable-type
45
40
35
30
25
20
15
40.4
34.2
36.6
36.7
35.3
23.2
32.5
36.0
27.0
22.4
FY00.3 (1/4)
FY01.3 (1/4)
FY02.3 (1/4)
FY03.3 1Q
FY03.3 2Q

* Excludes expenses related to PFG entities (70.4 bil. yen for FY02.3)

** Figures for FY02.3 exclude a special charge for withdrawal from the multi-employer pension plan

17

NOMURA

Appendix

- Revenue and Income by Segment (P19-20)
- Revenue and Income by Business Line (P21)
- Major Differences (Segment / Income Statement) (P22)
- Revenue (P23-26)
- Expenses (P27)
- Client Assets (P28)
- Number of Accounts (P29)
- Secondary Market Share Data (P30)
- Primary Market Share Data (P31)
- Investment Trust Related Data (P32)
- VaR (P33)
- Number of Employees (P34)

Revenue and Income by Business Segment (1) (Semi-annual Base)

Domestic Retail

(Bil. yen)
150
100
50
0
113.3
123.8
114.6
6.1
15.3
10.2
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

	FY02.3 1H	FY03.3 1H	FY02.3 (1/2)
Net Revenue	113.3	123.8	114.6
Non-interest Expenses	107.2	108.4	104.3
Income before Income Taxes	6.1	15.3	10.2

Global Wholesale

(Bil. yen)
250
200
150
100
50
0
143.9
145.2
220.0
46.9
45.4
95.6
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

	FY02.3 1H	FY03.3 1H	FY02.3 (1/2)
Net Revenue	143.9	145.2	220.0
Non-interest Expenses	97.0	99.7	124.3
Income before Income Taxes	46.9	45.4	95.6

Asset Management

(Bil. yen)
25
20
15
10
5
0
23.8
20.1
23.6
7.1
2.4
5.1
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

	FY02.3 1H	FY03.3 1H	FY02.3 (1/2)
Net Revenue	23.8	20.1	23.6
Non-interest Expenses	16.7	17.7	18.5
Income before Income Taxes	7.1	2.4	5.1

19

NOMURA

Revenue and Income by Business Segment (2) (Quarterly Base)

Units: Millions of yen

Domestic Retail

	FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q
Non-interest revenue	60,953	50,806	57,224	57,172	66,436	56,136
Net-interest revenue	1,076	467	870	537	599	605
Net revenue	62,029	51,274	58,091	57,710	67,035	56,742
Non-interest expenses	51,678	55,533	50,120	51,291	53,137	55,294
Income before income taxes	10,351	-4,259	7,974	6,418	13,899	1,449

Global Wholesale

	FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q
Non-interest revenue	62,483	65,845	57,803	199,298	73,321	24,324
Net-interest revenue	7,816	7,734	14,725	24,230	16,541	30,970
Net revenue	70,299	73,580	72,528	223,528	89,861	55,294
Non-interest expenses	48,046	48,932	49,482	102,197	53,387	46,320
Income before income taxes	22,253	24,648	23,046	121,331	36,474	8,974

Asset Management

	FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q
Non-interest revenue	12,779	10,401	12,037	11,623	9,850	10,288
Net-interest revenue	516	87	50	-286	-55	23
Net revenue	13,295	10,488	12,087	11,338	9,795	10,311
Non-interest expenses	8,383	8,331	9,423	10,894	8,682	8,995
Income before income taxes	4,912	2,156	2,665	442	1,113	1,316

20

NOMURA

Global Wholesale (Revenue and Income by Business Line, Quarterly Base)

Units: Millions of yen

Fixed Income

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q
Net revenue	20,727	23,175	19,549	27,302	43,887	32,476
Non-interest expenses	15,450	16,768	15,648	18,873	18,944	16,334
Income before income taxes	5,277	6,407	3,900	8,430	24,943	16,142

Equity

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q
Net revenue	27,976	35,882	25,595	35,623	30,416	12,353
Non-interest expenses	16,054	15,813	17,336	17,272	18,340	14,329
Income before income taxes	11,922	20,069	8,259	18,351	12,076	-1,977

Investment Banking

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q
Net revenue	21,597	14,522	32,272	19,958	16,830	16,453
Non-interest expenses	16,542	16,350	10,371	14,143	13,850	13,636
Income before income taxes	5,055	-1,827	21,902	5,815	2,980	2,817

Merchant Banking*

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q
Net revenue	-	-	-4,888	140,644	-1,272	-5,989
Non-interest expenses	-	-	6,127	51,909	2,253	2,019
Income before income taxes	-	-	-11,015	88,735	-3,525	-8,009

* The 3rd quarter figure for Merchant Banking is the accumulated total from April through December 2002

21

NOMURA

Major Differences (Segment / Income Statement)

Total Income before Income Taxes for 3 Business Segments: 63.2 billion yen

Loss on non-designated hedging instrument	-1.8 billion yen
Valuation gains/losses on equity securities	10.9 billion yen
Equity in gains of affiliates	0.4 billion yen
Corporate items	-0.7 billion yen
Other	-10.4 billion yen
Unrealized (loss) on investments in equity securities held for relationship purpose	-21.7 billion yen
Effect of consolidation/deconsolidation of PFG entities and other private equity entities	0.7 billion yen

Total 22.6 bil. yen

Income before income taxes 40.6 billion yen

22

Revenue (1)
(Commissions)

Stock brokerage commissions (Domestic Retail)
Stock brokerage commissions (others)
Bond brokerage commissions
Commissions for distribution of investment trusts
Other
(Billions of yen)
90
80
70
60
50
40
30
20
10
0
Up 14%
70.6
80.8
70.0
8.1
12.5
1.8
147
33.4
15.5
18.0
3.4
16.9
27.0
7.9
13.4
2.2
15.7
30.9
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

(Billions of yen)
50
40
30
20
10
0
39.6
2.4
7.8
0.9
8.0
20.5
31.0
5.8
4.7
0.9
6.7
12.9
34.6
3.2
6.5
1.6
8.8
14.4
34.8
4.4
7.7
0.8
8.0
13.9
46.1
5.7
11.8
1.9
9.9
16.8
34.7
9.8
6.2
1.5
7.0
10.2
FY02.3 1Q
FY02.3 2Q
FY02.3 3Q
FY02.3 4Q
FY03.3 1Q
FY03.3 2Q

23

Revenue (2)
(Fees from Investment Banking)

Equity underwriting commissions
Bond underwriting commissions
Financial advisory fees
Other
(Billions of yen)
45
40
35
30
25
20
15
10
5
0
37.0
0.7
7.1
16.9
12.4
Down 8%
33.9
1.4
7.2
16.1
9.3
37.6
0.7
6.7
15.8
14.5
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

(Billions of yen)
25
20
15
10
5
0
14.1
0.4
4.4
7.1
2.3
22.9
0.3
2.8
9.8
10.0
19.6
0.1
2.4
7.4
9.8
18.6
0.5
3.9
7.3
6.9
15.6
0.3
2.6
9.0
3.7
18.3
1.0
4.6
7.1
5.6
FY02.3 1Q
FY02.3 2Q
FY02.3 3Q
FY02.3 4Q
FY03.3 1Q
FY03.3 2Q

24

Revenue (3)
(Asset Management and Portfolio Service Fees)

Asset Management Fees
Custodial Fees
(Billions of yen)
65
60
55
50
45
40
35
30
25
20
15
10
5
0
57.4
5.1
52.3
Down 20%
46.1
4.6
41.5
55.0
4.9
50.1
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

(Billions of yen)
35
30
25
20
15
10
5
0
29.6
2.5
27.1
27.8
2.6
25.2
25.7
2.3
23.4
26.9
2.5
24.4
24.2
2.4
21.8
21.9
2.3
19.6
FY02.3 1Q
FY02.3 2Q
FY02.3 3Q
FY02.3 4Q
FY03.3 1Q
FY03.3 2Q

25

Revenue (4)
(Net Gain on Trading / Net Interest Revenue*)

Bonds and other
Gain on private equity investment/merchant banking trading**
Equity
Net interest revenue
(Billions of yen)
180
130
80
30
-20
Up 10%
112.4
123.3
175.4
29.5
59.8
33.2
-10.1
60.1
15.1
53.3
-5.1
36.1
56.5
54.7
28.0
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)
(Billions of yen)
175
150
125
100
75
50
25
0
-25
88.7
15.9
27.8
9.0
35.9
23.7
13.6
31.9
-2.7
-19.1
69.1
21.3
19.0
5.0
23.8
169.3
21.4
34.3
114.6
-1.0
56.8
16.8
18.5
2.3
19.2
66.6
43.3
34.1
-7.4
-3.4
FY02.3 1Q
FY02.3 2Q
FY02.3 3Q
FY02.3 4Q
FY03.3 1Q
FY03.3 2Q

* Excluding net interest revenue from PFG entities

** Net gain on private equity investment (232.5 bil. yen) is excluded from the quarterly average for FY ended March 31, 2002 due to the restructuring of our PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

26

Non-interest Expenses*

Compensation and benefits
Commissions and floor brokerage
Information Processing and communications
Occupancy and related depreciation
Business development expenses
Other
Other (special losses)
(Billions of yen)
361.2
93.8
35.7
14.0
28.5
37.2
10.2
141.9
Down 10%**
242.8
1.6
29.7
13.7
29.1
37.4
10.0
121.3
332.0
47.4
36.8
13.3
29.4
40.0
10.5
154.6
FY02.3 1H
FY03.3 1H
FY02.3 (1/2)

(Billions of yen)
121.8
0.4
14.7
6.0
14.5
18.4
4.9
62.8
239.4
93.4
21.0
7.9
13.9
18.8
5.3
79.0
117.7
0.2
14.8
5.4
12.8
20.6
5.2
58.6
185.1
0.8
23.0
7.3
17.6
22.2
5.6
108.7
124.3
0.5
17.1
5.9
14.6
18.2
4.5
63.6
118.5
1.1
12.6
7.8
14.5
19.2
5.6
57.7
FY02.3 1Q
FY02.3 2Q
FY02.3 3Q
FY02.3 4Q
FY03.3 1Q
FY03.3 2Q

* Excludes expense related to PFG entities (484.4 bil. yen for FY02.3)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities' cost of goods sold, expenses associated with rental income, other.

** Excluding special losses

27

NOMURA

Client Assets (trillions of yen)

Nomura Securities

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02
Equity	36.4	34.8	31.6	27.5	28.3	28.9	24.9	24.8	25.1	24.9	23.6
Bonds	12.8	12.3	12.4	12.3	12.9	12.3	12.8	13.3	13.7	14.9	15.4
Stock investment trusts	4.0	3.8	3.6	3.1	3.1	3.2	2.6	2.7	2.7	2.7	2.5
Bond investment trusts	8.4	10.1	9.7	10.7	11.7	12.1	11.1	9.7	9.3	8.2	7.4
Overseas mutual funds	0.7	0.8	0.8	0.9	0.8	0.9	0.8	0.9	0.9	1.0	1.0
Other	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1
Total	62.4	61.8	58.3	54.4	56.8	57.5	52.3	51.4	51.8	51.8	50.0

Retail Client Assets in Safe Custody in Japan (former definition)

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02
Equity	11.9	11.4	10.3	9.4	9.6	10.4	8.4	8.7	9.1	9.4	8.8
Bonds	4.8	4.8	4.7	4.8	4.9	5.1	5.2	5.7	6.0	6.4	6.8
Stock investment trusts	3.3	3.0	2.9	2.5	2.5	2.6	2.1	2.2	2.3	2.4	2.1
Bond investment trusts	5.9	7.1	7.9	9.0	9.2	9.0	8.3	8.0	7.6	6.9	6.3
Overseas mutual funds	0.6	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8
Other	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	26.5	27.0	26.6	26.5	26.9	27.8	24.7	25.2	25.7	25.8	24.9

Client Assets (Domestic Retail Division, excluding financial institutions)

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02
Equity	15.7	15.4	14.0	12.7	13.0	13.5	10.9	11.2	11.1	11.4	10.6
Bonds	5.3	5.3	5.2	5.4	5.5	5.6	5.8	6.4	6.7	7.3	7.7
Stock investment	3.3	3.0	2.9	2.5	2.5	2.7	2.1	2.2	2.4	2.4	2.2
Bond investment	6.9	8.1	8.8	9.9	10.2	10.0	9.3	8.8	8.4	7.9	6.6
Overseas mutual	0.6	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.9
Other	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.2
Total	31.5	32.1	31.3	31.0	31.6	32.2	28.4	29.0	28.9	29.3	28.1

28

NOMURA

Number of Accounts (thousands of accounts)

Nomura Home Trade (online trading accounts)

Mar.00	Jun.00	Sep.00	Dec.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02
188.0	283.0	349.0	461.0	584.0	686.0	778.0	860.0	936.0	1005.0	1079.0

IT Share

	FY01.3				FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
No. of orders	25%	26%	32%	34%	38%	36%	37%	39%	39%	38%
Transaction value	8%	10%	14%	15%	18%	17%	13%	17%	17%	14%

Nomura Cash Management Service

Mar.00	Jun.00	Sep.00	Dec.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02
1,397	1,665	1,903	2,169	2,395	2,539	2,686	2,805	2,899	2,965	3029

New Account Openings (individual, monthly average)

FY01.3				FY02.3				FY03.3	
1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
50.0	43.0	37.0	24.0	22.0	25.0	21.0	21.0	20.0	22.0

29

Secondary Market Share Data

Market units: trillions of yen

Individual Equity Agency Transactions (monthly average)

	FY01.3				FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Market	6.3	5.1	3.7	3.7	4.9	3.3	3.9	4.0	5.2	3.9
Nomura's share	25%	21%	19%	16%	16%	16%	16%	13%	20%	16%

Off-floor/Off-exchange Equity Trading Share

	FY01.3				FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Off-floor market	7.7	5.8	4.2	5.6	5.3	4.5	4.4	5.1	4.1	4.1
Off-exchange market	10.6	11.7	6.8	9.9	8.2	8.2	8.3	7.7	9.6	8.7
Nomura's share	22%	24%	18%	19%	19%	19%	18%	19%	24%	18%

JGB Auction Share

	FY01.3				FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Market	14.1	8.5	12.5	12.4	13.8	13.4	14.6	14.3	16.8	18.2
Nomura's share	12%	14%	12%	14%	12%	20%	13%	14%	20%	18%

Bond Secondary Trading

	FY01.3				FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Market	217	195	226	248	271	221	227	247	296	299
Nomura's share	15%	16%	14%	14%	15%	17%	14%	14%	13%	16%

30

Primary Market Share Data (Value Base)

Straight Bonds *

	FY02.3 4-6	4-9	4-12	4-3	FY03.3 4-6	4-9
Nomura's share	19%	19%	19%	21%	20%	22%

Euro-Yen Bonds **

	FY02.3 4-6	4-9	4-12	4-3	FY03.3 4-6	4-9
Nomura's share	27%	23%	22%	28%	35%	24%

Samurai Bonds **

	FY02.3 4-6	4-9	4-12	4-3	FY03.3 4-6	4-9
Nomura's share	30%	39%	36%	38%	4%	4%

Japanese IPO ***

	FY02.3 4-6	4-9	4-12	4-3	FY03.3 4-6	4-9
Nomura's share	7%	17%	37%	36%	89%	70%

Japanese PO ***

	FY02.3 4-6	4-9	4-12	4-3	FY03.3 4-6	4-9
Nomura's share	48%	40%	37%	34%	40%	42%

Sources: * Thomson DealWatch, lead manager base
** Thomson Financial Securities Data, bookrunner base
*** Nomura Securities

31

NOMURA

Investment Trust Data

Assets Under Management (NAM)

(Trillions of yen)

	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02
Stock investment trusts	3.5	3.4	3.2	2.8	2.6	2.7	2.4	2.9	3.2	3.6	3.3
Bond investment trusts	10.7	13.2	11.7	12.3	13.3	14.5	12.9	10.9	10.4	9.2	8.3
Non-public investment trusts	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Investment advisory (domestic)	4.6	3.9	3.9	4.0	3.9	3.5	3.6	3.7	3.6	3.3	3.1
Investment advisory (overseas)	1.0	1.1	1.0	1.0	1.0	1.0	0.8	0.9	0.9	0.8	0.8
Total	19.9	21.7	20.0	20.3	21.0	21.9	19.8	18.6	18.2	17.1	15.6

Domestic Distribution Volume of Investment Trusts

(Trillions of yen)

	FY01.3				FY02.3				FY03.3	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Stock investment trusts	0.7	0.6	0.2	0.3	0.5	0.3	0.3	0.3	0.5	0.3
Bond investment trusts	6.7	5.0	4.5	3.7	5.4	6.4	4.8	3.6	2.4	1.8
Foreign investment trusts	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.0	0.5	0.4
Total	7.6	5.8	4.9	4.3	6.2	7.0	5.4	3.8	3.3	2.5

32

Value at Risk

- **Definition**
  - 99% confidentiality
  - 1-day holding period
  - Inter-product price fluctuations considered

- **From Apr. 2001 to Sept. 2002**
  - Maximum: 4.5 billion yen
  - Minimum: 1.9 billion yen
  - Average: 2.5 billion yen

(Billions of yen)

The End of Quarter	Mar.00	Sep.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02
Equity	17	26	30	25	20	28	20	18	13
Interest Rate	15	18	27	22	17	29	23	17	18
Foreign Exchange	1	1	3	2	3	2	2	4	4
Sub-total	33	45	60	49	40	60	45	38	35
Diversification Benefit	(10)	(14)	(20)	(17)	(12)	(19)	(12)	(12)	(12)
VaR*	23	31	40	32	28	41	33	26	23

*** Consolidated**

33

NOMURA

Number of Employees

	Mar. 00	Mar.01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02
Asia/Oceania	488	517	473	476	464	468	469	462
Americas	983	1,145	874	893	881	827	769	753
Europe	1,319	1,769	1,380	1,449	1,430	1,381	1,346	1,352
Japan (FA, SA)	2,173	2,207	2,260	2,192	2,130	2,177	2,110	2,072
Japan (excluding FA, SA)	9,860	10,165	10,011	9,846	9,735	9,697	10,069	9,969
Total	14,823	15,803	14,998	14,856	14,640	14,550	14,763	14,608

34

October 31, 2002

Quarterly Financial Highlights – Year ended March 2002

We are pleased to report the following consolidated quarterly financial highlights based on consolidated financial information under US GAAP for the year ended March 2002.

For further information, please contact:

Koichi Ikegami

General Manager

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

The following unaudited financial highlights are not intended to comply with Regulation S-X and therefore should not be construed to include all information required for interim financial information under Regulation S-X.

NOMURA HOLDINGS, INC.
CONSOLIDATED INCOME STATEMENT INFORMATION
(Unaudited)

	Millions of yen
	For the three months ended June 30, 2001	For the six months ended September 30, 2001	For the nine months ended December 31, 2001	For the year ended March 31, 2002
Revenue:
Commissions	¥39,597	¥70,568	¥105,155	¥140,001
Fees from investment banking	14,122	37,029	56,661	75,255
Asset management and portfolio service fees	29,639	57,404	83,099	109,985
Net gain on trading	72,780	82,904	130,683	162,228
Interest and dividends	182,491	312,345	419,750	500,541
Loss on investments in equity securities	(1,423)	(43,158)	(56,528)	(55,860)
Profit from changes in equity of an affiliated company	—	—	3,504	3,504
PFG entities product sales	86,528	154,093	221,927	294,931
PFG entities rental income	28,210	64,853	120,919	177,053
Gain on sales of PFG entities	—	—	—	116,324
Gain on private equity investments	—	—	—	232,472
Other	18,422	38,347	53,225	68,965

Total revenue	470,366	774,385	1,138,395	1,825,399
Interest expense	180,203	313,545	421,302	504,048

Net revenue	290,163	460,840	717,093	1,321,351

Non-interest expenses:
Compensation and benefits	80,091	176,935	251,708	379,540
Commissions and floor brokerage	4,891	10,161	15,409	20,962
Information processing and communications	19,825	40,326	62,869	87,252
Occupancy and related depreciation	20,671	36,530	52,308	73,787
Business development expenses	6,029	13,950	19,373	26,652
PFG entities cost of goods sold	61,387	107,035	153,527	200,871
PFG entities expenses associated with rental income	15,040	33,284	70,167	111,529
Other	29,358	164,687	196,188	247,786

	237,292	582,908	821,549	1,148,379

Income before income taxes	52,871	(122,068)	(104,456)	172,972

Income tax expense(benefit):
Current	15,224	25,392	42,948	61,898
Deferred	11,505	(69,609)	(71,495)	(56,972)

	26,729	(44,217)	(28,547)	4,926

Net income	¥26,142	¥(77,851)	¥(75,909)	¥168,046

Per share of common stock:	Yen

Net income—Basic	¥13.32	¥(39.66)	¥(38.66)	¥85.57
—Diluted	¥13.30	¥(39.66)	¥(38.66)	¥85.32

NOMURA HOLDINGS, INC.
CONSOLIDATED INCOME STATEMENT INFORMATION
(Unaudited)

	Millions of yen
	For the three months ended
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
Revenue:
Commissions	¥39,597	¥30,971	¥34,587	¥34,846
Fees from investment banking	14,122	22,907	19,632	18,594
Asset management and portfolio service fees	29,639	27,765	25,695	26,886
Net gain on trading	72,780	10,124	47,779	31,545
Interest and dividends	182,491	129,854	107,405	80,791
(Loss) profit on investments in equity securities	(1,423)	(41,735)	(13,370)	668
Profit from changes in equity of an affiliated company	—	—	3,504	—
PFG entities product sales	86,528	67,565	67,834	73,004
PFG entities rental income	28,210	36,643	56,066	56,134
Gain on sales of PFG entities	—	—	—	116,324
Gain on private equity investments	—	—	—	232,472
Other	18,422	19,925	14,878	15,740

Total revenue	470,366	304,019	364,010	687,004
Interest expense	180,203	133,342	107,757	82,746

Net revenue	290,163	170,677	256,253	604,258

Non-interest expenses:
Compensation and benefits	80,091	96,844	74,773	127,832
Commissions and floor brokerage	4,891	5,270	5,248	5,553
Information processing and communications	19,825	20,501	22,543	24,383
Occupancy and related depreciation	20,671	15,859	15,778	21,479
Business development expenses	6,029	7,921	5,423	7,279
PFG entities cost of goods sold	61,387	45,648	46,492	47,344
PFG entities expenses associated with rental income	15,040	18,244	36,883	41,362
Other	29,358	135,329	31,501	51,598

	237,292	345,616	238,641	326,830

Income before income taxes	52,871	(174,939)	17,612	277,428

Income tax expense(benefit):
Current	15,224	10,168	17,556	18,950
Deferred	11,505	(81,114)	(1,886)	14,523

	26,729	(70,946)	15,670	33,473

Net income	¥26,142	¥(103,993)	¥1,942	¥243,955

Per share of common stock:	Yen

Net income—Basic	¥13.32	¥(52.98)	¥0.99	¥124.10
—Diluted	¥13.30	¥(52.98)	¥0.99	¥123.72

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)

	Millions of yen
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥305,750	¥418,236	¥871,387	¥356,635
Time deposits	217,932	169,051	150,342	381,038
Deposits with stock exchanges and other segregated cash	47,637	112,694	94,038	38,061

	571,319	699,981	1,115,767	775,734

Loans and receivables:
Loans receivable from customers	334,786	270,020	219,771	221,455
Loans receivable from other than customers	509,515	272,860	230,695	451,662
Receivables from customers	71,081	117,062	57,817	21,191
Receivables from other than customers	318,205	591,181	329,523	370,116
Receivables under resale agreements and securities borrowed transactions	4,958,807	4,540,122	7,055,611	6,680,001
Securities pledged as collateral	3,532,149	3,575,948	2,971,665	2,964,276
Allowance for doubtful accounts	(19,546)	(14,299)	(15,134)	(18,410)

	9,704,997	9,352,894	10,849,948	10,690,291

Trading assets and private equity investments:
Securities inventory	3,624,256	3,980,006	3,566,398	4,302,217
Derivative contracts	319,159	286,135	352,413	293,266
Private equity investments	—	—	—	281,774

	3,943,415	4,266,141	3,918,811	4,877,257

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥209,519 million, ¥208,026 million, ¥218,485 million and ¥221,113 million at June 30, September 30, December 31, 2001 and March 31, 2002)	155,725	161,064	169,685	170,762
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥80,687 million, ¥88,360 million and ¥103,670 million at June 30, September 30 and December 31, 2001)	808,462	810,385	1,125,912	—
Lease deposits	83,403	83,224	81,893	74,591
Non-trading debt securities	328,941	320,846	299,720	426,400
Investments in equity securities	263,052	223,195	193,932	192,377
Investments in and advances to affiliated companies	380,490	258,355	262,443	257,089
Deferred tax assets	75,565	83,827	37,422	132,808
Other assets	427,347	423,562	624,210	160,964

	2,522,985	2,364,458	2,795,217	1,414,991

Total Assets	¥16,742,716	¥16,683,474	¥18,679,743	¥17,758,273

NOMURA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)

	Millions of yen
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥296,645	¥256,995	¥660,265	¥729,907
Payables to other than customers	241,945	510,486	300,409	182,760
Payables under repurchase agreements and securities loaned transactions	8,249,564	7,589,669	8,910,696	8,245,492
Short-term borrowings	887,077	1,550,331	1,093,538	1,689,504
Time and other deposits received	417,249	292,233	294,469	338,925

	10,092,480	10,199,714	11,259,377	11,186,588

Trading liabilities:
Securities sold but not yet purchased	1,937,610	1,829,613	2,354,901	2,387,847
Derivative contracts	354,570	380,048	395,029	305,899

	2,292,180	2,209,661	2,749,930	2,693,746

Other liabilities:
Accrued income taxes	15,414	28,731	36,565	50,920
Accrued pension and severance costs	42,744	43,623	42,976	56,109
Other	471,042	439,977	418,021	411,127

	529,200	512,331	497,562	518,156

Long-term borrowings	1,414,186	1,478,472	1,437,792	1,754,854
Non-recourse PFG entities loans and bonds	946,909	923,131	1,358,652	—

Total liabilities	15,274,955	15,323,309	17,303,313	16,153,344

Shareholders’ equity:
Common stock,
Issued June 30, 2001—1,962,980,444 shares
September 30, 2001—1,962,980,444 shares
December 31, 2001—1,965,919,860 shares
March 31, 2002—1,965,919,860 shares	182,800	182,800	182,800	182,800
Additional paid-in capital	146,136	146,136	150,979	150,979
Retained earnings	1,203,802	1,099,808	1,101,750	1,316,221

Accumulated other comprehensive income:
Minimum pension liability adjustment	(18,778)	(18,426)	(17,667)	(24,972)
Cumulative translation adjustments	(46,128)	(50,138)	(41,272)	(19,685)

	(64,906)	(68,564)	(58,939)	(44,657)

	1,467,832	1,360,180	1,376,590	1,605,343
Less-Common stock held in treasury, at cost—28,711 shares, 7,525 shares, 93,131 shares and 246,075 shares at June 30, September 30, December 31, 2001 and March 31, 2002	(71)	(15)	(160)	(414)

Total shareholders’ equity	1,467,761	1,360,165	1,376,430	1,604,929

Total liabilities and shareholders’ equity	¥16,742,716	¥16,683,474	¥18,679,743	¥17,758,273

NOMURA HOLDINGS, INC.
OPERATING SEGMENT INFORMATION
(Unaudited)

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Three months ended June 30, 2001
Non-interest revenue	¥60,953	¥62,483	¥12,779	¥22,647	¥158,862
Net interest revenue	1,076	7,816	516	6,667	16,075

Net revenue	62,029	70,299	13,295	29,314	174,937
Non-interest expenses	51,678	48,046	8,383	13,699	121,806

Income (loss) before income taxes	¥10,351	¥22,253	¥4,912	¥15,615	¥53,131

Six months ended September 30, 2001
Non-interest revenue	¥111,760	¥128,329	¥23,180	¥7,145	¥270,414
Net interest revenue	1,543	15,550	603	12,343	30,039

Net revenue	113,303	143,879	23,783	19,488	300,453
Non-interest expenses	107,211	96,978	16,715	140,265	361,169

Income (loss) before income taxes	¥6,092	¥46,901	¥7,068	¥(120,777)	¥(60,716)

Nine months ended December 31, 2001
Non-interest revenue	¥168,983	¥186,132	¥35,217	¥12,250	¥402,582
Net interest revenue	2,412	30,275	653	18,552	51,892

Net revenue	171,395	216,407	35,870	30,802	454,474
Non-interest expenses	157,330	146,460	26,137	148,962	478,889

Income (loss) before income taxes	¥14,065	¥69,947	¥9,733	¥(118,160)	¥(24,415)

For the year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

	Millions of yen
	For the three months ended June 30, 2001	For the six months ended September 30, 2001	For the nine months ended December 31, 2001	For the year ended March 31, 2002
Net Revenue	¥174,937	¥300,453	¥454,474	¥741,840
Unrealized loss on investments in equity securities held for relationship purpose	(4,199)	(44,968)	(56,271)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities	119,425	205,355	318,890	639,688

Consolidated net revenue	¥290,163	¥460,840	¥717,093	¥1,321,351

Income before income taxes	¥53,131	¥(60,716)	¥(24,415)	¥78,541
Unrealized (loss) on investments in equity securities held for relationship purpose	(4,199)	(44,968)	(56,271)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities	3,939	(16,384)	(23,770)	154,608

Consolidated income before income taxes	¥52,871	¥(122,068)	¥(104,456)	¥172,972